# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aptevo Therapeutics Inc., CIK 0001671584
CUSIP: 03835L306
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2401 4th Avenue, Suite 1050, Seattle, Washington (WA), 98121
Date of event which requires filing of this statement: 04/21/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001079973-25-000599
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 277,000; shared voting power 0; sole dispositive power 277,000; shared dispositive power 0; aggregate amount beneficially owned 277,000 (4.99% of the class)

## Item 1. Issuer
Name of issuer: Aptevo Therapeutics Inc.
Address of issuer's principal executive offices: 2401 4th Avenue, Suite 1050, Seattle, WA 98121

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court,
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
277,000

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on April 7, 2025, covering 200,000 shares of Common Stock purchased on April 2, 2025. The amounts in Row (5), (7) and (9) represent 277,000 Warrants, which are subject to a 4.99% beneficial ownership limitation. The amounts do not include 123,000 Warrants, which are subject to a 4.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 5,547,214 Common Stock outstanding immediately after the offering, based on the Issuer's Prospectus Supplement filed under Rule 424(b)(4) with the Securities and Exchange Commission on April 22, 2025.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 4.99
Sole power to vote or to direct the vote: 277,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 277,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (04/25/2025)